Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2009

FIXED CHARGES:
Interest Expense	$45,082
Amortization of Debt Premium, Discount and Expense	396
Interest Component of Rentals	1,609

Total Fixed Charges	$47,087

EARNINGS:
Net Income before Dividends on Preferred Stock	$119,303
Add:
Income Taxes	70,708
Total Fixed Charges	47,087

Total Earnings	$237,098

Ratio of Earnings to Fixed Charges	5.0